Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Statement of Financial Condition
Year Ended December 31, 2015

Assets	
Cash and cash equivalents	$ 7,624,913
Receivables from broker-dealers	1,391,680
Prepaid expenses	198,139
Other assets	130,013
Total assets	$ 9,344,745
Liabilities and Stockholder's Equity	
Payable to Arvest Bank	$ 713,272
Accrued compensation expense	3,131,473
Total liabilities	3,844,745
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	5,500,000
Total stockholder's equity	5,500,000
Total liabilities and stockholder's equity	$ 9,344,745

The accompanying notes are an integral part of the financial statements.